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February 12, 2021	Christopher Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:	Pre-Effective Amendment No. 1 to Registration Statement of JOHCM Funds Trust (File Nos. 811-23615 and 333-249784) on Form N-1A filed on January 26, 2021

Dear Ms. Rossotto:

I am writing on behalf of JOHCM Funds Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on pre-effective amendment number 1 under the Securities Act of 1933, as amended (the “1933 Act”) and amendment number 1 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the registration statement (the “Registration Statement”) of the Trust on Form N-1A filed on January 26, 2021 (the “Amendment No. 1”). Amendment No. 1 was filed in connection with the registration of the Trust as an investment company under the 1940 Act and the registration for public offer and sale under the 1933 Act the Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares of the first eight series of the Trust (each, a “Fund,” and collectively, the “Funds”): JOHCM Credit Income Fund, JOHCM Emerging Markets Opportunities Fund, JOHCM Emerging Markets Small Mid Cap Equity Fund, JOHM Global Income Builder Fund, JOHCM Global Select Fund, JOHCM International Opportunities Fund, JOHCM International Select Fund, and JOHCM International Small Cap Equity Fund.

On February 9, 2021, the Staff provided comments regarding Amendment No. 1 by telephone to Christopher Labosky of Ropes & Gray LLP, counsel to the Trust. For convenience of reference, each comment is included before the Trust’s corresponding response. These responses have been reflected, to the extent applicable, in pre-effective amendment No. 2 (“Amendment No. 2”) to the Trust’s Registration Statement, which is being filed herewith. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Existing disclosures below that have been revised are reflected, as applicable, with the new text underlined in blue and the deleted text shown in red strikethrough.

February 12, 2021

1.     Comment: A number of Funds include Geographic Concentration Risk as a principal risk in the summary and long-form risk disclosure. Because the word “concentration” connotes a specific investment policy under the 1940 Act, which does not appear to be implicated by this disclosure, please revise the name of this risk factor to remove the word “concentration.”

Response: In response to this comment, the Trust has renamed this risk “Geographic Focus Risk” wherever it appears in the Registration Statement.

2.     Comment: The investment objective of the JOHCM International Opportunities Fund is to seek “to achieve long-term total return by investing in a concentrated portfolio of international equity securities.” Because the word “concentrated” connotes a specific investment policy under the 1940 Act, which does not appear to be implicated by this objective, please revise the Fund’s investment objective to remove the word “concentrated.”

Response: In response to this comment, the Fund has revised its investment objective as follows:

“The investment objective of the JOHCM International Opportunities Fund (the “Fund”) is to achieve long-term total return by investing in a ~~concentrated~~focused portfolio of international equity securities.”

3.     Comment: For any Fund that references “emerging markets” in its name, please include the Fund’s definition of an emerging market in the principal investment strategy included in the summary section of the prospectus. For any other Fund that invests in emerging markets as part of its principal investment strategy, please include the definition of an emerging market in the Fund’s strategy disclosure responsive to Item 9 of Form N-1A.

Response: The Trust confirms that JOHCM Emerging Markets Opportunities Fund and JOHCM Emerging Markets Small Mid Cap Equity Fund each includes a definition of emerging markets in its principal investment strategy included in the summary section of the prospectus, as follows:

“Emerging market countries are those countries included in the MSCI Emerging Markets Index and MSCI Frontier Markets Index, countries with low to middle-income economies according to the International Bank for Reconstruction and Development (more commonly referred to as the World Bank) and other countries with similar emerging market characteristics.”

In response to this comment, the Trust will add this definition under the heading “Additional Information About Fund Investment Objectives, Strategies and Risks” so that it applies to any other Fund that invests in emerging markets as part of its principal investment strategy.

February 12, 2021

4.     Comment: JOHCM International Small Cap Equity Fund states in its principal investment strategy that it may invest in U.S. or non-U.S. unregistered private funds that have the same operating quality and growth characteristics as the Fund’s other portfolio holdings. Please confirm that investments in unregistered funds is part of the Fund’s principal investment strategy and, if so, please confirm supplementally that the Fund will not invest greater than 15% of its net assets in such funds.

Response: The Fund expects that it may, from time to time, hold material positions in other investment companies, including unregistered investment companies, as part of its principal investment strategy. The Fund confirms that it will not make an investment in an unregistered investment company that causes the Fund to have invested greater than 15% of its net assets in unregistered investment companies.

5.     Comment: JOHCM Emerging Markets Small Mid Cap Equity Fund discloses “Portfolio Turnover Risk” as a principal risk of the Fund in the summary risk section of the prospectus. Please add corresponding disclosure to the Fund’s principal investment strategy in the summary section of the prospectus explaining what element of the Fund’s strategy gives rise to this risk.

Response: The Fund does not pursue active trading or high portfolio turnover as a principal investment strategy. Instead, the risk disclosure in question identifies an outcome that may result from certain economic and market conditions. In response to this comment, the Fund has added the following statement to its principal investment strategy:

“While the Fund does not pursue active or frequent trading as a principal strategy, it has in the past and could in the future experience elevated levels of portfolio turnover when implementing its strategy in certain economic and market conditions.”

6.     Comment: Under the heading “Management of the Funds—Participating Affiliate Arrangements” in the prospectus, the Funds disclose that employees of a participating affiliate who are associated persons of JOHCM USA act as portfolio managers of the Funds. Please confirm that all such individuals are named as portfolio managers in the Registration Statement.

Response: The Trust confirms that all individuals who are jointly and primarily responsible for the day-to-day management of a Fund’s portfolio are named as portfolio managers in the Registration Statement, and that such individuals include employees of unregistered affiliates of JOHCM USA who are treated as associated persons of JOHCM USA under a “participating affiliate” structure.

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February 12, 2021

Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:	Jonathan Weitz, President of the Trust

Mary Lomasney, Chief Compliance Officer and Secretary of the Trust

George B. Raine, Ropes & Gray LLP

Jay Williamson, Securities and Exchange Commission

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